

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

<u>Via Email</u>
Frank T. Connor
Executive Vice President and Chief Financial Officer
Textron Inc.
40 Westminster Street
Providence, RI 02903

      Re: **Textron Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed February 15, 2013
              File No. 001-05480

Dear Mr. Connor:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Lyn Shenk

                    Lyn Shenk
                    Branch Chief